NORTHSTAR VARIABLE ANNUITY

AN INDIVIDUAL DEFERRED VARIABLE/FIXED ANNUITY CONTRACT
issued by
ReliaStar Life Insurance Company
and its
Northstar Variable Account

Supplement Dated December 17, 2014

This supplement updates and amends certain information contained in your prospectus dated August 8, 1997, and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference.

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NOTICE OF AND IMPORTANT INFORMATION ABOUT AN UPCOMING INVESTMENT FUND ("FUND") REORGANIZATION

> *The following information only affects you if you currently invest in or plan to invest in the Sub-Account that corresponds to the Voya International Value Portfolio.*

On April 28, 2006, the Sub-Account that invests in the Voya International Value Portfolio was closed to new investors and to new investments by existing investors. Contract holders who had Contract Value allocated to the Sub-Account that invests in the Voya International Value Portfolio could leave their Contract Value in that Sub-Account but future allocations and transfers into it were prohibited.

On November 20, 2014, the Board of Trustees of Voya Variable Products Trust approved a proposal to reorganize the Voya International Value Portfolio. Subject to shareholder approval, effective after the close of business on or about March 6, 2015, (the "Reorganization Date"), Class I shares of the Voya International Portfolio (the "Merging Fund") will reorganize with and into Class I shares of the Voya Global Value Advantage Portfolio (the "Surviving Fund").

Voluntary Transfers Before the Reorganization Date. Prior to the Reorganization Date, you may transfer amounts allocated to a Sub-Account that invests in a Merging Fund to any other available Sub-Account or to the Fixed Account. **See the Transfers section beginning on Page 21 of your Contract prospectus for information about making Sub-Account transfers, including applicable restrictions and limits on transfers.**

On the Reorganization Date. On the Reorganization Date, your investment in the Sub-Account that invests in the Merging Fund will automatically become an investment in the Sub-Account that invests in the Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation, and your Contract Value immediately before the reallocation will equal your Contract Value immediately after the reallocation.

Allocation Instructions. You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 5050, Minot, ND 58702-5050, 1-877-884-5050.

NOTICE OF AN UPCOMING FUND ADDITION

In connection with the upcoming Fund merger involving the Voya International Value Portfolio referenced above, effective on the Reorganization Date Class I shares of the Voya Global Value Advantage Portfolio will be added to your Contract as a replacement investment option. This Fund will be open to new investors and to new investments by existing investors

Please note the following information about the Voya Global Value Advantage Portfolio:

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Global Value Advantage Portfolio (Class I)	Seeks long-term growth and capital income.
Investment Adviser: Voya Investments, LLC	
Subadvisers: Voya Investment Management Co. LLC	

MORE INFORMATION IS AVAILABLE

More information about the Funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each Fund. You may obtain these documents by contacting:

Customer Service
P.O. Box 5050
Minot, ND 58702-5050
1-877-884-5050

If you received a summary prospectus for any of the Funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Fund's summary prospectus.

IMPORTANT INFORMATION ABOUT THE COMPANY

Information about the ReliaStar Life Insurance Company in your Contract prospectus is deleted and replaced with the following:

ReliaStar Life Insurance Company ("ReliaStar Life," "we," "us," "our," and the "company") issues the Contracts described in the prospectus and is responsible for providing each Contract's insurance benefits. All guarantees and benefits provided under the Contracts that are not related to the Variable Account are subject to the claims paying ability of the company and our general account. We are a stock life insurance company organized in 1885 and incorporated under the laws of the State of Minnesota. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 20 Washington Avenue South, Minneapolis, Minnesota 55401.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya™"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. In 2009 ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the company, constitutes ING's U.S.-based retirement, investment management and insurance operations. As of November 18, 2014, ING's ownership of Voya was approximately 19%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.